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                                    EXHIBIT 1


                           [DANNER COMPANY LETTERHEAD]


                                 March 20, 1997

VIA UNITED PARCEL SERVICE
Board of Directors
Shoney's Inc.
1727 Elm Hill Pike
Nashville, TN 37210


Ladies and Gentlemen:

ENOUGH IS ENOUGH

When I sent my letter of March 13th, I did not realize that the Shoney's Inc. quarterly earnings report would be released the next day. This release drives home the points I made in my letter.

It is now time for the board and management of Shoney's to face up to the solemn duties owed to the company Shareholders in general, including me as the largest Shareholder in particular.

In 1993, your CEO came to me and requested that Shoney's buy my stock. You promised that the company would close the sale on a certain day. You broke that promise - on the eve of the date of your proposed transaction.

In 1995, your CEO came to me and offered to nominate a representative of my choice to the board. I recommended Francis S. Guess, a distinguished business and political figure who is recognized throughout Tennessee. You broke that promise - and have yet to explain to me why his name was not among the nominees for board members this year or last.

In 1995, your CEO came to me and requested the use of my consulting abilities in order to steer Shoney's Inc. back on track, for the sake of all investors. You promised to use my advice. Another promise broken.

Most insulting of all, you have promised and promised and promised to generate positive earnings for the Shareholders of Shoney's Inc. Time and time again you have broken these promises.

I have known most of you for many years and I would prefer not to be in the position of writing or sending this letter. However, it is necessary. Necessary for me and critical for Shoney's, Inc. Over the last several days, as I have thought about those things that Shoney's has reported in its annual report and in its proxy materials, I have felt a sense of urgency - something has got to be done. The lasted reports that I have read in the newspaper change this situation from urgency to emergency.

I have asked myself what your largest Shareholder can do to try to help Shoney's. One thing I can ask is that the board of directors consider bringing certain actions for the benefit of Shoney's. It is not clear that such a demand would do any good here, but that is what may be appropriate.


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Therefore, on behalf of myself and all other Shareholders, with this letter I am calling on the board to do the following:
     (a) Honestly consider whether it can be objective and fair in this matter, and
     (b) Appoint an independent counsel - like and independent prosecutor - an independent
Shareholder's committee to consider the conduct of the board and/or management that has brought us to this situation.

I repeat: ENOUGH IS ENOUGH. The time has come for the leadership of Shoney's, Inc. to look beyond itself to begin to resolve the highly unsatisfactory results that are evident to all.

The Shareholders are entitled to action by the board on these items immediately and a full public report by the date of the annual meeting. I would appreciate the courtesy of an early reply to this demand so that I might consider other options if the board of directors is insufficiently objective or if it is unwilling to expose its policies and practices to the light of day.



                                    Sincerely,


                                    /s/Raymond L. Danner

                                    Raymond L. Danner



cc: Counsel